Contact

www.linkedin.com/in/lanz-
fritz-4067793 (LinkedIn)
www.corporategrowthconsulting.com
(Company)

Top Skills

Team Building

Sales

Mergers & Acquisitions

Lanz Fritz

President at Olympus Controls
Camas, Washington, United States

Experience

Olympus Controls
President
January 2019 - Present (3 years 10 months)
Tualatin, Oregon

Corporate Growth Consulting
Founder
January 2007 - December 2018 (12 years)

Corporate Growth Consulting provides overall business consulting, with a
focus on Finance and Operations. CGC provides the following services to
assist owners and their companies:
- Improve the financial and operational infrastructure necessary to transition a
company from a small business to a middle-market company
- Create detailed annual operating plans to measure company performance
throughout the year
- Analyze product/service mix, cost of sales and overhead expenses, then
recommend changes to improve the bottom line
- Establish compensation plans and strategies to attract and retain high
performing employees
- Develop long-term financial models to assist in growth planning
- Assist in raising operating capital through both debt and the sale of equity
- Position companies and their owners for liquidity events
- Refer clients to high quality, vetted professionals when their expertise is
required

Stormwater Management, Inc.
CFO & VP of Operations
September 1996 - December 2006 (10 years 4 months)

Grant Thornton
Senior Auditor
December 1993 - September 1996 (2 years 10 months)

Hollywood Video, Northwest Pipe and Oregon Steel Mills

Finance Department
February 1993 - December 1993 (11 months)

Performed 3-year retroactive inventory valuation at Hollywood Video preceding IPO. Transitioned accounting software/system from mainframe to modern server environment at Northwest Pipe. Assisted with transition of accounting software/system away from mainframe environment at Oregon Steel.

Chief Executive Forum
M&A Staff
June 1992 - February 1993 (9 months)

Deloitte & Touche
Staff Auditor
September 1991 - June 1992 (10 months)

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Education

Claremont McKenna College
BA, Economics/Accounting · (1987 - 1991)